Exhibit 99.4

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

FLY LEASING LIMITED

June 20, 2019

PROXY VOTING INSTRUCTIONS

INTERNET - Access "**www.voteproxy.com**" and follow the on-screen instructions or scan the QR code with your smartphone. Have your proxy card available when you access the web page.

TELEPHONE - Call toll-free **1-800-PROXIES** (1-800-776-9437) in the United States or **1-718-921-8500** from foreign countries from any touch-tone telephone and follow the instructions. Have your proxy card available when you call.

Vote online/by phone on or before 11:59 PM (New York City time) on June 16, 2019.

MAIL - Sign, date and mail your proxy card in the envelope provided so that your vote is received on or before 10:00 AM (New York City time) on June 17, 2019.

GO GREEN - e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.astfinancial.com to enjoy online access.

COMPANY NUMBER	
ACCOUNT NUMBER	

Please detach along perforated line and mail in the envelope provided IF you are not voting via telephone or the Internet.

00033333000000000000 6 062019

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE PROPOSALS LISTED

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

	FOR	AGAINST	ABSTAIN
1. To re-elect Erik G. Braathen as a director of the Company.	☐	☐	☐
2. To re-elect Joseph M. Donovan as a director of the Company.	☐	☐	☐
3. To re-elect Eugene McCague as a director of the Company.	☐	☐	☐
4. To re-elect Susan M. Walton as a director of the Company.	☐	☐	☐
5. To appoint Deloitte & Touche LLP as the Company's independent auditors and to authorize the Board of Directors of the Company to determine their remuneration.	☐	☐	☐

To transact other such business as may properly come before the Meeting or any adjournment thereof.

To change the address on your account or to add the email, please check the box at right ☐

Please indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.

Electronic Shareholder Communications Please join the growing number of shareholders who receive emails instead of hard copy shareholder communications. Register online at astfinancial.com or supply your email address below.

Signature of Shareholder ______ Date: ______ Signature of Shareholder ______ Date: ______

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.